Lifezone Metals Limited

Commerce House

1 Bowring Road

Ramsey, Isle of Man, IM8 2LQ

April 24, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.
Washington, D.C. 20549

Attention: Timothy S. Levenberg

Re:	Lifezone Metals Limited
Post-Effective Amendment No. 2 to Form F-1
Filed April 1, 2024
File No. 333-272865

Ladies and Gentlemen:

This letter sets forth responses of Lifezone Metals Limited (the “Company” or “we”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated April 18, 2024, with respect to the Post-Effective Amendment No. 2 to Registration Statement on Form F-1 filed with the Commission on April 1, 2024 (the “Registration Statement”).

The text of the Staff’s comment has been included in this letter for your convenience, and the Company’s response to the comment has been provided immediately thereafter.

Post-Effective Amendment No. 2 to Form F-1

Registration Statement Cover Page, Page 0

1.	Staff’s comment: You list an agent for service located outside of the United States. Instead, please provide an agent for service with a United States address.

Response: The Company acknowledges the Staff’s comment and we have appointed Corporation Service Company as our agent for service of process with respect to the Registration Statement.

We hope that the foregoing has been responsive to the Staff’s comment. If you have any questions related to this letter, please contact Mark Mandel of Baker & McKenzie LLP at (212) 626-4527.

Sincerely,

/s/ Chris Showalter
Chris Showalter
Chief Executive Officer

Via E-mail:

cc:	Mark Mandel
Baker & McKenzie LLP